Exhibit 99.4

NEVADA GEOTHERMAL POWER INC.
INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevada Geothermal Power Inc. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on November 29, 2007 (the “Meeting”), at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., of 100 University Avenue 9th Floor, Toronto Ontario, M5J 2Y1 (by mail, fax, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy. The persons named in the proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self- administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)	in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b)

more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form. In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies. If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting. At the time of printing this

Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On October 23, 2007, the Company had 76,991,671 common shares outstanding. All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on October 23, 2007, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the senior officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently seven. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at seven.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting.

Name, Present Office Held and Country of Residence	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held(1)
BRIAN D. FAIRBANK President, Chief Executive Officer and Director (3) Canada	President of the ompany and President of Fairbank Engineering Ltd., a firm of consulting geologists and engineers since 1986.	Since April, 1995	5,372,953

Name, Present Office Held and Country of Residence	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held(1)
JOHN W. MILLIGAN Director (2) Canada	Independent Consultant in engineering and construction management since 1982	Since April, 1995	437,000
JAMES E. YATES Director (2)(3) (4) Canada	Founder and President of Hycroff Realty Ltd., a company involved in real estate sales and development	Since December, 1996	nil
MARKUS K. CHRISTEN Director (4) USA	Independent financial advisor; former managing director of Credit Suisse First Boston, NY, specializing in infrastructure, energy and geothermal transactions from 1982 to 2000	Since January, 2003	nil
R. GORDON BLOOMQUIST Director (3) USA	Senior Scientist and director of the Integrated Community Energy Program at Washington State University.	Since March, 2003	30,000
RICHARD CAMPBELL Director (2) (4) USA	Currently a director of the Geothermal Resources Council. Manager of the Technical and Engineering Services Division of TIC (The Industrial Company)	Since December 2005	nil
DOMENIC J. FALCONE Director(2) (4) USA	President of Domenic J. Falcone Associates, Inc., a financial advisory firm, formerly director or senior officer of CBIZ Valuation Group, Nuvant Systems and PG&E Energy Services.	Since January 2004	nil

(1)	includes direct and beneficial holdings.
(2)	member of the Audit Committee of the Company.
(3)	member of the Compensation and Nominating Committee of the Company.
(4)	member of the Corporate Governance Committee of the Company

EXECUTIVE COMPENSATION

Interpretation

Form 51-102F6 of the Securities Act (British Columbia) defines “Executive Officer” to mean the Chairman and any Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

Summary Compensation Table

The number of current Executive Officers of the Company is two (2), namely Brian D. Fairbank, President and CEO and Andrew T. Studley, Secretary and CFO.

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $150,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

Name and Principal Position and Country of Residence	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/SA Rs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Brian D. Fairbank, President, CEO Canada	2007 2006 2005	108,000 (1) 75,500 (1) 30,000 1)	nil nil nil	nil nil nil	1,000,000 (2) 300,000 (2) 450,000 (2)	nil nil nil	nil nil nil	nil nil (3) nil (3)
Don Smith, former CFO and Secretary	2007 2006 2005	48,000 nil nil	nil nil nil	nil nil nil	nil 15,000 nil	nil nil nil	nil nil nil	nil nil nil
Andrew T. Studley CFO and Secretary	2007 2006 2005	nil(4) nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil

(1)	consisting of a management fees paid to Fairbank Engineering Ltd and Tywell Management Inc., non-reporting companies controlled by Brian D. Fairbank.
(2)	indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank.
(3)

the table does not include fees paid to Fairbank Engineering Ltd, a non-reporting company controlled by Brian D. Fairbank, for geothermal consulting services provided by employees of Fairbank Engineering Ltd. other than Mr. Fairbank.

(4)	Mr. Studley was appointed to serve as CFO and Secretary on August 2, 2007.

The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company’s most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company, except as described herein. Refer to “Compensation and Nominating Committee Report on Executive Compensation”.

Options and Stock Appreciation Rights (SARS)

The Company has established a formal plan under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company. The grant of stock options is determined by the Company’s directors, and are only granted in compliance with applicable laws and regulatory policy. The policies of the TSX Venture Exchange (“TSX-V’) limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. The Company proposes to have the option plan ratified by shareholders at the meeting.

The following table sets forth options granted to Named Executive Officers of the Company during the most recently completed financial year ended June 30, 2007:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on the Date of Grant ($/security)	Expiration Date
Brian D. Fairbank	1,000,000	25%	$0.65	$90,000	April 4, 2012
Don Smith	nil	nil	nil	nil	nil

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Named Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired or Exercised	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at June 30, 2007	Value of Unexercised in- the-Money Options/SARs at June 30, 2007 (2)
Brian D. Fairbank	nil	nil	1,600,000	$243,980
Don Smith	nil	nil	nil	nil

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)

This represents the closing price of the Company’s shares on the Exchange (being $0.77) on the last day the shares traded on or before June 30, 2007 (being June 29, 2007) less the per option exercise price.

Option and SAR Repricings

None of the options held by any Named Executive Officer have been repriced downward during the most recently completed financial year of the Company. No SARs have been issued or repriced.

Directors

The Company has granted the following incentive stock options to directors, officers, consultants and employees of the Company during the Company’s most recently completed financial year:

Number Granted (1)	Exercise Price per Share	Date of Grant
3,927,000	$0.65	April 4, 2007

(1)	includes the number granted to Named Executive Officers previously disclosed

Compensation and Nominating Committee Report on Executive Compensation

The Compensation and Nominating Committee of the board of directors is comprised of Brian Fairbank, James Yates and Gordon Bloomquist. The majority of the members of the Compensation and Nominating Committee do not serve as executive officers of the Company.

The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options. To date, the company has not paid any base salaries nor is there currently any intention by the compensation committee to do so. In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

During the 2007 fiscal year the Company paid a management fee of $9,000 per month to Tywell Management Inc., a non-reporting company controlled by Brian D. Fairbank, for services provided by Mr. Fairbank pursuant to a Management Consulting Services Agreement dated December 1, 2005 (the “Tywell Management Agreement”).

Subsequent to the 2007 year end, the Tywell Management Agreement was terminated and replaced by an employment agreement dated October 1, 2007, whereby the Company retained the services of Mr. Fairbank on a full-time basis for a period of two years in consideration of a payment of $250,000 in salary per year. The agreement provides for severance payments equal to 24 months salary in the event of termination without cause, and up to 48 months salary if termination is a result of a change of control of the Company.

During the 2007 fiscal year, the Company was party to a Technical Consulting Services Agreement dated January 1, 2006 (the “FEL Consulting Agreement”), with Fairbank Engineering Ltd. (“FEL”), a non-reporting company controlled by Brian D. Fairbank. Under the terms of this agreement, FEL provided geological and technical staff necessary to implement the

Company’s exploration and development programs on its geothermal properties, in consideration for which FEL was paid fees (based upon an agreed rate schedule) of $656,973 in fiscal 2007 . No fees were charged to the Company for any services rendered by Mr. Fairbank under the FEL Consulting Agreement.

Subsequent to the 2007 year end, the FEL Consulting Agreement was terminated and replaced by an agreement between the Company and FEL dated October 1, 2007, whereby the Company directly retained the services of the FEL employees and acquired certain assets from FEL. Under the terms of this agreement the Company has agreed to pay $102,143 and issue up to 175,000 common shares to FEL, subject to Exchange acceptance.

During the 2007 fiscal year Don Smith served as the CFO and Secretary of the Company on a part-time basis (50% of his time) pursuant to an agreement effective October 1, 2005, in consideration for payment of the sum of $5,000 per month. The agreement was terminated by mutual agreement in April, 2007.

Subsequent to the 2007 year end, the Company appointed Andrew Studley to serve as CFO of the Company. Mr. Studley is paid the sum of $12,500 per month in consideration for such services.

The Company paid Markus Christen, a director of the Company, the sum of $130,394 for consulting services during the 2007 fiscal year pursuant to an agreement dated January 12, 2007. Mr. Christen is also entitled to receive fees for financial advisory services in connection with arranging financing for development and construction of a power plant at the Blue Mountain Project.

The Company paid Domenic Falcone, a director of the Company, the sum of $19,473 during the 2007 fiscal year as remuneration for consulting services.

The Company paid Gordon Bloomquist, a director of the Company, the sum of $9,320 during the 2007 fiscal year as remuneration for consulting services.

The Company pays each director the sum of $500 per month, or $1,000 per month for the Chairman of a Committee.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer or nominee for election as a director or associate of any such person.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company, except as described herein. Refer to “Compensation and Nominating Committee Report on Executive Compensation”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

APPOINTMENT OF AUDITORS

The Company will move to re-appoint Morgan & Company, Chartered Accountants, of Vancouver, British Columbia as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company’s general approach to corporate governance, summarized below as required by Form 58-101F2, is appropriate and substantially consistent with objectives reflected in National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”).

Board of Directors

The Guidelines recommend that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who has no direct or indirect material relationship with the issuer. A “material relationship” means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgement. Refer to section 1.4 of Multilateral Instrument 52-101 Audit Committees, for further clarification of the meaning of “independence” and “material relationship”.

The Board is currently composed of seven directors, four of whom (Campbell, Yates, Falcone and Bloomquist) are independent. The remaining directors (Fairbank, Christen and Milligan) are not considered to be independent since they serve, or have recently served, as executive officers of the Company or received consulting fees in excess of $75,000 in the past fiscal year.

Directorships

The following directors are presently directors of the other reporting issuers listed below:

Director	Reporting Issuer
James E. Yates	ESO Uranium Corp.
Domenic Falcone	Western GeoPower Inc.

Orientation and Continuing Education

The Board has adopted a charter for the Corporate Governance Committee, to which the Board has delegated responsibility for organizing, reviewing and recommending education policies relating to the directors and management of the Company.

Ethical Business Conduct

The Board has adopted a Code of Conduct and Business Ethics which applies to all directors, officers, employees and consultants, and prescribes a high standard of ethical conduct in all dealings related to the affairs of the Company.

Nomination of Directors

The Board has formed the Compensation and Nominating Committee, which is comprised of three directors Brian Fairbank, James Yates and Gordon Bloomquist, the majority of whom are independent directors, which is responsible for, among other things, undertaking an annual review of the efficiency of the organizational structure, identifying candidates for election to the Board and/or committees, and reviewing succession practices for management.

Compensation

The Compensation and Nominating Committee is also responsible for undertaking an annual review of compensation for management and for directors who serve on committees, developing compensation guidelines for management, administration of the incentive stock option plan and reporting to the Board on its activities and recommendations.

Other Board Committees

The Board has formed three committees, being the Audit Committee, the Compensation and Nominating Committee and the Corporate Governance Committee. The Corporate Governance Committee is comprised of four directors Domenic Falcone, Markus Christen, Richard Campbell and James Yates, three of whom are independent directors, which is responsible for establishing and monitoring the governance practices and procedures of the Board and of the committees of the Board.

Assessments

The Compensation and Nominating Committee is responsible for assessing the adequacy and efficiency of the organizational structure of the Company, and for making recommendations to the Board regarding corporate goals and objectives and the performance of management.

AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES

A summary of the responsibilities and activities and the membership of the Audit Committee (the “Committee”) is set out below, as required by Form 52-110F2. The Charter of the Audit Committee is attached as Schedule “A”.

Composition of the Audit Committee

The following are the members of the Committee:

Domenic Falcone Chairman	Independent (1)	Financially literate (1)
Jack W. Milligan	Not Independent (1)	Financially literate (1)
Richard Campbell	Independent (1)	Financially literate (1)
James E. Yates	Independent (1)	Financially literate (1)
(1) As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (de minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has not adopted any specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last three fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2007	$18,800	$3,960	$2,500	nil
June 30, 2006	$15,900	nil	$2,400	nil
June 30, 2005	$14,400	$3,630	$1,000	nil

Exemption

The Company is relying on the exemption from full compliance with MI 52-110 granted for Venture Issuers under Part 6 of Multilateral Instrument 52-110

OTHER MATTERS TO BE ACTED UPON

In addition to the appointment of Directors and Auditors and acceptance of Financial Statements the Meeting will be asked to consider the following items:

a)	Shareholders Report

Acceptance of written report to the shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the meeting.

b)	Incentive Share Option Plan

The Company wishes to renew the existing Incentive Share Option Plan (the “Plan”) for directors, officers, employees and consultants of the Company.

Pursuant to the Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time. Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate. Some of the significant terms of the Plan are as follows:

1.	Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.

2.

The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.

While the Company’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX-V. In the event that the Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4.

Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX-V. In the event that the Company’s common shares are listed on Tier 1 of the TSX-V or the TSX options granted must expire not later than a maximum of 10 years from the date of grant.

5.	The options will vest at the discretion of the board of directors.

6.	All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Incentive Share Option Plan (the “Plan”), as described in the Company’s Information Circular dated October 23, 2007, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit, provided, however, that the aggregate number of shares of the Company subject to options under this Plan shall not exceed 10% of the issued and outstanding common shares or such greater number as may be approved from time to time by the shareholders of the Company. Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange or the TSX Exchange at such time as the Company’s common shares are listed on such exchange, which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company. The Plan must also be approved by the TSX-V. The outstanding options previously granted by the Company shall not be subject to the Plan.

c)	Other Business

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, management knows of no other matters intended to be brought before the Meeting. However, if any matters which are not now known to management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgement of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, BC, this 23rd day of October, 2007.

ON BEHALF OF THE BOARD

“Brian D. Fairbank”
_________________________________
Brian D. Fairbank
President and Chief Executive Officer

SCHEDULE “A”
The Audit Committee’s Charter

1.	MANDATE

The primary mandate of the audit committee (the “Audit Committee”) of the Board of Directors the Company (the “Board”) is to assist the Board in overseeing the Company’s financial reporting and disclosure. This oversight includes:

(A)	reviewing the financial statements and financial disclosure that is provided to shareholders and disseminated to the public;

(B)	reviewing the systems of internal controls to ensure integrity in the financial reporting of the Company; and

(C)	monitoring the independence and performance of the Company’s external auditors and reporting directly to the Board on the work of the external auditors.

2.	COMPOSITION AND ORGANIZATION OF THE COMMITTEE

2.1     The Audit Committee must have at least three directors.

2.2     The majority of the Audit Committee members must be independent. A member of the Audit Committee is independent if the member has no direct or indirect material relationship with an issuer. A material relationship means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.1

2.3     Every Audit Committee member must be financially literate. Financial literacy is the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.2

2.4     The Board will appoint from themselves the members of the Audit Committee on an annual basis for one year terms. Members may serve for consecutive terms.

2.5     The Board will also appoint a chair of the Audit Committee (the “Chair of the Audit Committee”) for a one year term. The Chair of the Audit Committee may serve as the chair of the committee for any number of consecutive terms.

2.6     A member of the Audit Committee may be removed or replaced at any time by the Board. The Board will fill any vacancies in the Audit Committee by appointment from among members of the Board.

3.	MEETINGS

3.1     The Audit Committee will meet at least four (4) times per year. Special meetings may be called by the Chair of the Audit Committee as required.

3.2     Quorum for a meeting of the Audit Committee will be two (2) members in attendance.

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[1]	Multilateral Instrument 52-110 Audit Committees section 1.4

[2]	Multilateral Instrument 52-110 Audit Committees section 1.5

3.3     Members may attend meetings of the Audit Committee by teleconference, videoconference, or by similar communication equipment by means of which all persons participating in the meeting can communicate with each other.

3.4     The Audit Committee Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to Audit Committee members for members to have a reasonable time to review the materials prior to the meeting.

3.5     Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee. Minutes of each meeting must be distributed to members of the Board, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

4.	RESPONSIBILITIES OF THE COMMITTEE

4.1     The Audit Committee will perform the following duties:

External Auditor

(a)	select, evaluate and recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, controls and financial statements;

(b)

evaluate, prior to the annual audit by external auditors, the scope and general extent of their review, including their engagement letter, and the compensation to be paid to the external auditors and recommend such payment to the Board;

(c)

obtain written confirmation from the external auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs;

(d)	recommend to the Board, if necessary, the replacement of the external auditor;

(e)	meet at least annually with the external auditors, independent of management, and report to the Board on such meetings;

(f)	pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

Financial Statements and Financial Information

(g)	review and discuss with management and the external auditor the annual audited financial statements of the Company and recommend their approval by the Board;

(h)	review and discuss with management, the quarterly financial statements and recommend their approval by the Board;

(i)	review and recommend to the Board for approval the financial content of the annual report;

(j)	review the process for the certification of financial statements by the Chief Executive Officer and Chief Financial Officer;

(k)

review the Company’s management discussion and analysis, annual and interim earnings or financial disclosure press releases, and audit committee reports before the Company publicly discloses this information;

(l)	review annually with external auditors, the Company’s accounting principles and the reasonableness of managements judgments and estimates as applied in its financial reporting;

(m)

review and consider any significant reports and recommendations issued by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditors have been implemented;

Risk Management, Internal Controls and Information Systems

(n)	review with the external auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls;

(o)	review adequacy of security of information, information systems and recovery plans;

(p)	review management plans regarding any changes in accounting practices or policies and the financial impact thereof;

(q)

review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

(r)

discuss with management and the external auditor correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure;

(s)	assisting management to identify the Company’s principal business risks;

(t)	review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board;

Other

(u)	review Company loans to employees/consultants; and

(v)	conduct special reviews and/or other assignments from time to time as requested by the Board.

5.	PROCESS FOR HANDLING COMPLAINTS REGARDING FINANCIAL MATTERS

5.1     The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, financial reporting, or auditing matters.

5.2     The Audit Committee shall ensure that any procedure for receiving complaints regarding accounting, internal controls, financial reporting, or auditing matters will allow the confidential and anonymous submission of concerns by employees.

6.	REPORTING

6.1     The Audit Committee will report to the Board on:

(a)	the external auditor’s independence;

(b)	the performance of the external auditor and the Audit Committee’s recommendations;

(c)	regarding the reappointment or termination of the external auditor;

(d)	the adequacy of the Company’s internal controls and disclosure controls;

(e)	the Audit Committee’s review of the annual and interim financial statements;

(f)	the Audit Committee’s review of the annual and interim management discussion and analysis;

(g)	the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

(h)	all other material matters dealt with by the Audit Committee.

7.	AUTHORITY OF THE COMMITTEE

7.1     The Audit Committee will have the resources and authority appropriate to discharge its duties and responsibilities. The Audit Committee may at any time retain outside financial, legal or other advisors at the expense of the Company without approval of management.

7.2     The external auditor will report directly to the Audit Committee.